Biotricity Inc.

203 Redwood Parkway, Suite 600

Redwood City, CA 94065

May 15, 2024

EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Biotricity Inc.
Registration Statement on Form S-3
File No. 333-279284

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Biotricity Inc. respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:00 p.m., Eastern Time, on May 15, 2024, or as soon thereafter as possible.

Biotricity Inc.

By:	/s/ John Ayanoglou
Name:	John Ayanoglou
Title:	Chief Financial Officer